PRESS RELEASE

DEJOUR ENTERPRISES LTD.

TSX-V: DJE

FOR IMMEDIATE RELEASE:

           December 11, 2006

Dejour’s Common Shares List on the OTC Bulletin Board

Vancouver, BC Canada December 11, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, TSX-V:  “DJE.WT”, OTCBB: “DJEEF”) announces its application to the National Association of Securities Dealers (NASD) has been accepted and the Company has formally begun trading on the OTC Bulletin Board under the symbol DJEEF.

Robert L. Hodgkinson, Chairman & CEO, of Dejour Enterprises Ltd. states "this listing, complete with registered US market makers, will lead to increased liquidity for all Dejour shareholders and provide US investors with improved access to our market in a more efficient manner. We are thankful for the efforts of Westminster Securities in this regard.”

Dejour continues to actively trade on the TSX Venture Exchange under its current trading symbol (DJE.V) and also the Frankfurt Exchange (D5R). Average daily share trading volume for 2006 has been in excess of 300,000 shares.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy-focused company developing and leveraging high impact exploration investments in both uranium and oil and gas resulting from the global market’s dwindling conventional supply and spiralling demand for energy. The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com           www.dejour.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF

THIS RELEASE.